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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-4~~~~2

8-48390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01-01-10___ AND ENDING ___12-31-10___
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKB Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 SW Fifth Avenue, Suite 2600
                              (No. and Street)

Portland   Oregon   97204
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra J. Rankin   (503) 220-2600
                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
                    (Name - *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800   Portland   Oregon   97204
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11017692

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, <u>Sandra J. Rankin</u> , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
<u>SKB Securities, LLC</u> , as
of <u>December 31, 2010</u> are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None

_____

Sandra J. Rankin
Signature

Chief Operating Officer
Title

OFFICIAL SEAL
JESSY MONTAIGNE
NOTARY PUBLIC - OREGON
COMMISSION NO. 416428
MY COMMISSION EXPIRES APRIL 16, 2011

Jessy Montaigne
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



GEFFEN MESHER
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
SKB Securities, LLC
Portland, Oregon

We have audited the accompanying statement of financial condition of SKB Securities, LLC as of December 31, 2010, and the related statements of operations, changes in member's equity and changes in cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SKB Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 25, 2011

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

1

An independent member of DFK International

SKB Securities, LLC
Statement of Financial Condition

December 31, 2010

ASSETS

Cash	$	48,885
Due from related party		228,824
Prepaid expenses		27,502
	$	305,211

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	9,515
Due to related party		21,995
		31,510

Contingency

Member's equity		273,701
	$	305,211

SKB Securities, LLC
STATEMENT OF OPERATIONS

Year Ended December 31, 2010

Revenues

Placement fees	$	160,000
Participation fees		5,688
		165,688

Expenses

Commissions	20,388
Delivery	2,563
Equipment expense	35,901
Insurance	67,248
Office expense	2,606
Professional services	180,697
Regulatory fees	37,958
Rent	15,400
Supplies and printing	3,787
Taxes and licenses	500
Telephone	10,209
Training and seminars	1,014
	378,271

Loss before income tax benefit	(	212,583)
Income tax benefit		7,527
Net loss	($	205,056)

SKB Securities, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Member's equity
Balance at January 1, 2010	$ 173,757
Net loss	(205,056)
Member contributions	305,000
Balance at December 31, 2010	$ 273,701

SKB Securities, LLC
STATEMENT OF CHANGES IN CASH FLOWS

Year Ended December 31, 2010

Cash flows from operating activities		
Net loss	($	205,056)
Change in operating assets and liabilities		
Due from related party, net	(	202,027)
Prepaid expenses		1,024
Accounts payable and accrued expenses	(	24,354)
Net cash used in operating activities	(	430,413)
Cash flows from financing activities		
Member contributions		305,000
Net change in cash	(	125,413)
Cash at beginning of year		174,298
Cash at end of year	$	48,885

SKB Securities, LLC
Notes to Financial Statements

1. Line of business and summary of significant accounting policies

Line of business
SKB Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is located in Portland, Oregon and provides real estate investment banking services to customers throughout the United States.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates based on assumptions about current and, for some estimates, future economic and market conditions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company's estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future conditions could be different than anticipated in those estimates, which could materially affect the Company's results of operations and financial position. Significant estimates include due from related party and expenses recorded under the expense sharing agreement with ScanlanKemperBard Companies, LLC ("SKB").

Revenue recognition
Placement fee revenues are fees earned for the private placement of debt and equity securities and are recorded based upon the terms of the agreement for each transaction.

Participation fee revenue is back-end compensation related to capital raised, for the private placement of debt and equity securities, by registered brokers. Under an agreement with SKB the fee is paid to the Company by SKB, who then must remit the amounts in full to the registered brokers. Under the agreement the fee is recognized as revenue and commission expense when received.

Concentration of credit risk
The Company has cash in bank deposit accounts which may exceed depository insurance limits from time-to-time. The Company has not experienced any losses in such accounts.

Income taxes
The Company is a single member LLC and as such, it does not file a separate tax return; rather, its income and expenses are included in the tax returns of its member. No provision has been made for federal and state income taxes, since such taxes are the liability of the member. Due to the net loss in 2010, the Company recorded its share of deferred local income tax benefit on a separate return basis as due from related party.

Subsequent events
Company has evaluated subsequent events through February 25, 2011, which is the date these financial statements were available to be issued. Events, if any, are disclosed within the notes to these financial statements.

SKB SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.   Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $24,075, which was $19,075 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.31 to 1.

3.   Related party transactions

The Company is a single member LLC, wholly-owned by SKB. SKB is engaged in real estate merchant banking, development and investment. During 2010, the Company earned 100% of its placement and participation fees in deals in which SKB was the operating manager. SKB has committed to funding the Company's net capital needs, should it be required.

Due to related party is related to payments under a facilities-sharing agreement owed to SKB at December 31, 2010. Due from related party is comprised of amounts owed from SKB at December 31, 2010 including $160,000 related to placement fee revenue and $68,824 related to tax benefits provided to SKB as a result of the Company's current and prior year losses.

Under a facilities-sharing agreement, SKB provides the Company with administrative services, computer equipment and software, facilities, equipment and supplies. In consideration of the services and resources, the Company pays SKB a monthly payment based upon mutually agreed pro rata amounts as described in the facilities sharing agreement. SKB charged the Company approximately $291,000 in 2010.

4.   Contingency

In August 2010 the Company and SKB entered into a confidential settlement agreement related to pending litigation arising out of sales of tenancy-in-common interests in real property acquisition sponsored by the Company and SKB. The Company was not named in the litigation, but was included in arbitration proceedings and the ultimate settlement to ensure no future claims could be brought against the Company.

Under the terms of the agreement the claimants agreed to dismiss with prejudice all pending litigation against the Company, SKB and other named respondents, in return for an agreed upon settlement payment. SKB bore all of the cost of the settlement payment.

SUPPLEMENTARY INFORMATION

SKB Securities, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

Net capital		
Total member's equity	$	273,701
Less nonallowable assets		
Due from related party		222,124
Prepaid expenses		27,502
		249,626
Net capital	$	24,075
Aggregate indebtedness	$	31,510
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Excess net capital	$	19,075
Excess of net capital at 1,000%	$	20,923
Ratio of aggregate indebtedness to net capital		1.31 to 1

Reconciliation with Company's computation

There was no material difference between these computations and the
   computations included in the Part IIA of the Company's Form X-17a-5
   unaudited report as of December 31, 2010.

SKB Securities, LLC

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2010

Exemptive provisions

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.



GEFFEN MESHER
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
SKB Securities, LLC
Portland, Oregon

In planning and performing our audit of the financial statements and supplemental schedules of SKB Securities, LLC for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons;

Recordation of differences required by Rule 17a-13;

Complying with the requirements for prompt payment for securities under Section 8 of
Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

10

 An independent member of DFK International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses or significant deficiencies. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2010, to meet the SEC's objectives.

This report is intended for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2011

SKB Securities, LLC

FORM X-17A-5 PART IIA
OF THE FOCUS REPORT OF THE

SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2010

GEFFEN MESHER
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

SKB Securities, LLC

Form X-17A-5 Part IIA
OF THE Focus Report of the

Securities and Exchange Commission

Year Ended December 31, 2010

SKB Securities, LLC

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2010

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